UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1SA

 ☑
SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐
SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: December 31, 2016

STOCOSIL, INC.
(Exact name of issuer as specified in its charter)

Delaware	47-2620984
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

17870 Castleton St., #250, City of Industry, CA 91748
(Full mailing address of principal executive offices)

(626) 9645788
(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report contains forwardlooking statements. All statements other than statements of historical fact are, or may be deemed to be, forwardlooking statements. Such forwardlooking statements include statements regarding, among others, (a) our expectations about possible business combinations, (b) our growth strategies, (c) our future financing plans, and (d) our anticipated needs for working capital. Forwardlooking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forwardlooking statements. These statements may be found in this Semiannual Report.

These condensed financial statements for the six months ended December 31, 2016 should be read in conjunction with the audited financial statements and related notes for the fiscal year ended June 30, 2016, contained in the Company’s Regulation A Offering Circular on Form 1A, first filed with the Securities and Exchange Commission on September 14, 2016, as subsequently amended as of December 19, 2016.

Forwardlooking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forwardlooking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forwardlooking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competition, market (supply and demand) and regulatory conditions and the following:

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Our ability to secure required capital to complete the development or market authorization of the product;
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Our ability to secure a favorable pricing reimbursement from the insurance companies or market;
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Our ability to ensure that our manufacturer will pass FDA inspection and receive FDA approval;
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Our ability to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in Southern California;
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Our ability to ensure that our stock price can be quoted or shares to be traded publicly;
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Our ability to effectively execute our business plan.
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Our ability to manage our expansion, growth and operating expenses.
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Our ability to evaluate and measure our business, prospects and performance metrics.
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Our ability to compete and succeed in a highly competitive and evolving industry.
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Our ability to respond and adapt to changes in biotechnology and customer behavior. and
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Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

We caution you therefore that you should not rely on any of these forwardlooking statements as statements of historical fact or as guarantees or assurances of future performance. All forwardlooking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forwardlooking statements or other information contained herein.

Information regarding market and industry statistics contained in this Semiannual Report is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. Forecasts and other forwardlooking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. Except as required by U.S. federal securities laws, we have no obligation to update forward looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

A. Operating Results

Overview

Stocosil Inc. (“Stocosil”) was founded by incubator Autotelic Inc. in December 2014 for the purpose of licensing and commercializing ST-101, a fixed-dose combination bilayer tablet of olmesartan medoxomil (an angiotensin II receptor blocker) for the treatment of hypertension and rosuvastatin calcium (a statin) for the treatment of hypercholesterolemia.

ST-101 is currently marketed in South Korea under the brand name Olostar® by Daewoong Pharmaceuticals. Stocosil has licensed the rights from Daewoong to commercialize ST-101 in the United States, Canada, Japan, Taiwan and Australia, as well as several Latin American countries. The license includes Daewoong’s patent portfolio, comprising a key drug formulation patent.

Our business plan is to develop and market ST-101 in the United States and other countries in which we hold a license. No fixed-dose combination of olmesartan medoxomil and rosuvastatin calcium currently exists in the United States. Worldwide sales of the branded versions of olmesartan medoxomil (Benicar®) and rosuvastatin calcium (Crestor®) in 2014 were $1.2 billion and $7.6 billion, respectively. Both Benicar® and Crestor® are scheduled to go off patent in 2016.

Our pipeline includes follow-on products of therapeutic drug monitoring (“TDM”) for hypertension patients and tailored therapy for optimal dosing (ST-102) and therapeutic drug (ST-103) for treatment of Familial Hypercholesterolemia, or “FH”, defined below. Our management team has significant experience in drug development.

Recent Developments

On December 28, 2016, Stocosil has been qualified for Regulation A+ by US Securities Exchange and Commission (SEC) pursuant to Title 17 of the Code of Federal Regulations, chapter 2, part 230.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED DECEMBER 31, 2016

The following table summarizes the results of our operations for the six months ended December 31, 2016.

For the Six Months Ended December 31, 2016
Operating Expenses:
General and administrative	$698,403
Research and Development	$120,275
Total operating expenses	818,678

Operating Loss	(818,678)

Other Expense
Interest expense, net	(24,246)

Loss Before Income Taxes	(842,924)
Provision For Income Taxes	800

Net Loss	$(843,724)
Net loss per share – basic and diluted	$(0.19)
Weighted average shares outstanding – basic and diluted	4,454,545

Revenue

The Company did not generate any revenues during the six months ended December 31, 2016 and we do not anticipate that we will generate revenue for the foreseeable future.

We currently have only one product candidate, ST-101, which is a fixed-dose combination bilayer tablet of olmesartan medoxomil (an angiotensin II receptor blocker) for the treatment of hypertension and rosuvastatin calcium (a statin) for the treatment of hypercholesterolemia. ST-101 is in the stage of development and will require certain clinical trial, regulatory review and approval, significant marketing efforts and substantial investment before it could provide us with any revenue.

General and administrative expenses

General and administrative expenses for the six months ending December 31, 2016 were $698,403. As reflected in the table below, general and administrative expenses primarily consisted of the following expense categories: wages, management services, consulting fees, professional fees and other general and administrative expenses. The remaining general and administrative expenses of $82,692 primarily consisted of payments for rent, office, filing, conference, insurance, travel, and other office expenses, none of which is significant individually.

Management services	$459,100
Wages	59,917
Professional fees	29,678
Consulting fees	95,358
Other general and administrative expenses	54,350
Total general and administrative expenses	$698,403

Wages

The Company has four (4) part time employees. As of December 31, 2016, Stocosil has paid out $59,917 in aggregate to the four (4) part time employees.

Professional fees

During the six months ended December 31, 2016, the Company reported professional fees of $29,678, which are principally comprised of the following items:

●
During the six months ended December 31, 2016, the Company incurred $14,866 legal expenses attributed to the Company’s offering statement on Form 1-A (the “Offering Statement);

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During the six months ended December 31, 2016, the Company incurred $5,812 for the SEC filing fees attributed to the Company’s offering statement on Form 1-A (the “Offering Statement);

●
During the six months ended December 31, 2016, the Company incurred $9,000 in audit fees related to the Company’s annual audit of its financial statements for the year ended June 30, 2016 and audit related fees attributed to the filing of the Company’s offering statement on Form 1A (the “Offering Statement”).

Management Services

The company has entered into a Master Services Agreement (MSA) with a related party, Autotelic Inc. effective January 1, 2015.  This agreement states that Autotelic Inc. will provide business functions and services to the company and allows Autotelic Inc. to charge the company for these expenses paid on its behalf.

The agreement includes personnel costs allocated based on amount of time incurred and other services such as consultant fees, clinical studies, conferences and other operating expenses incurred on behalf of the company.

During the period commencing January 1, 2015 (the “Effective Date”) and ending on the date that Company has completed an equity offering of either common or preferred stock in which the gross proceeds therefrom is no less than $10,000,000 (the “Equity Financing Date”), Company shall pay Autotelic the following compensation: cash in an amount equal to the Actual Labor Cost (paid on a monthly basis), plus 100% markup of the actual labor cost by warrants for  shares of the Company’s common stock with a strike price equal to the fair market value of the Company’s common stock at the time said warrants are issued. The Company shall also pay Autotelic for the Services provided by third party contractors plus 20% mark up.

After the Equity Financing Date, the Company shall pay Autotelic a cash amount equal to the Actual Labor Cost plus 100% mark up of providing the Services and 20% mark up of providing the Services by third party contractors or material used in connection with the performance of the contracts, including but not limited to clinical trial, non-clinical trial, CMO, FDA regulatory process, CRO and CMC.

Research and Development expenses

Research and development expenses for the six months ending December 31, 2016 were $120,275, which mainly from consulting for FDA submission.

As of December 31, 2016, Stocosil has paid both management services and R&D consulting fees in the amount of $459,900 and $120,275 respectively.

Interest Expense

During the six months ended December 31, 2016, the Company reported interest expense of $24,246, which is principally comprised of the following items:

In February 2015 the Company issued convertible promissory notes with an aggregated principal balance of $716,000 to multiple parties. Borrowings under each of these convertible notes bear interest rate at 3% per annum and mature on January 31, 2017. Upon the completion of certain funding events, the Company has the right to convert the outstanding principal amount of these notes into shares of the Company’s common stock at $0.60 per share. In December 2015, the Company issued convertible promissory notes with total principal amount of $750,000 to multiple parties. Borrowing under each of these convertible notes bears interest rate at 3% per annum and mature on January 31, 2017. Upon the completion of certain funding events, the Company has the right to convert the outstanding principal amount of these notes into shares of the Company’s common stock at $5 per share.

In April 2016, the Company issued convertible promissory note with an aggregate principal balance of $141,000 to multiple parties.  Borrowings under this convertible note bear interest at 3% per annum and mature on April 1, 2018.  Upon the completion of certain funding events, the Company has the right to convert the outstanding principal amount of this note into shares of the Company’s common stock at $8.00 per share. As of June 30, 2016, $116,000 borrowings under these notes were received. Subsequent to June 30, 2016, the Company received the remaining $25,000 of the convertible promissory note. The total borrowing received as of 12/31/2016 is $141,000.

B. Liquidity and Capital Resources

We had net cash of $36,386 at December 31, 2016.

From July 1, 2016 to December 31, 2016, we used $103,954 of cash for operating activities. The fund was used to pay wages, management service, R&D consulting, accounting fees, professional fees, and insurance.

Cash used by financing activities relating to capital expenditures during the period of from July 1, 2016 to December 31, 2016 was $25,000.

The Company must raise additional equity or debt financing. However, no assurances can be made that the Company will be successful obtaining additional equity or debt financing, or that ultimately the Company will achieve profitable operations and positive cash flow. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Since inception, our principal sources of operating funds have been proceeds from debt and equity financing including the sale of Common Stock to initial investors known to management and principal shareholders of the Company. We do not expect that our current cash on hand will fund our existing operations. We will need to raise additional capital in order execute our business plan and growth goals for at least the next twelvemonth period thereafter. If the Company is unable to raise sufficient additional funds, it will have to execute a slower than planned growth path, reduce overhead and scale back its business plan until sufficient additional capital is raised to support further operational expansion and growth. There can be no assurance that such a plan will be successful.

C. Plan of Operations

Our plan of operation for the 12 months following the commencement of this Offering is as follows:

We plan to hire staff to run our business and to help us follow through on our business plans in the 12 months following the commencement of this Offering.

In our opinion, the proceeds from this Offering will not satisfy our cash requirements and we anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations. We also anticipate that we will have additional capital requirements throughout 2017. During that time frame, we do not expect to be able to satisfy our cash requirements through sales and the proceeds from this Offering alone, and therefore we anticipate we will attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other debt. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

D. Off Balance Sheet Arrangements

We do not have any offbalance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

E. Critical Accounting Policies

In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Income taxes are one such critical accounting policy. Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probabilityweighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

F. Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2. OTHER INFORMATION

NONE.

Item 3. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Stocosil Inc.
City of Industry, CA

We have audited the accompanying balance sheets of Stocosil, Inc. (the “Company”) as of December 31, 2016 and June 30, 2016, the related statements of operations, and cash flows for the six months ended December 31, 2016 and 2015, and the statement of stockholders’ deficit for the six months ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stocosil Inc. as of December 31, 2016 and June 30, 2016 and the related results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered a net loss from operations and was not able to generate cash from operating activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MaloneBailey, LLP
www.malone-bailey.com
Houston, Texas
March 31, 2017

Stocosil Inc.
Balance Sheets

	December 31, 2016	June 30, 2016
Assets
Current Assets
Cash and cash equivalents	$36,386	$115,340
Other current assets	2,997	6,441
Total current assets	39,383	121,781

Investment	479	479
Total Assets	$39,862	$122,260

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	$11,110	$11,710
Accounts payable and accrual - related party	1,126,168	658,411
Accrued liabilities	40,035	34,465
Interests payables	66,379	42,129
Foreign tax payable	15,000	15,000
Convertible debt	1,424,000	1,424,000
Convertible debt - related party	42,000	42,000
Total current liabilities	2,724,692	2,227,715

Noncurrent Liabilities
Convertible debt	141,000	116,000
Deferred revenue	75,000	75,000
Total noncurrent liabilities	216,000	191,000

Total Liabilities	2,940,692	2,418,715

Stockholders' Equity
Common stock, $0.0001 par value; 75,000,000 shares authorized; 4,454,545 shares issued and outstanding at December 31, 2016 and June 30, 2016	445	445
Additional paid-in-capital	1,591,388	1,352,039
Accumulated deficit	(4,492,663)	(3,648,939)
Total stockholders' equity	(2,900,830)	(2,296,455)
Total Liabilities and Stockholders' Equity	$39,862	$122,260

The accompanying notes are an integral part of these financial statements.

Stocosil Inc.
Statements of Operations

	For the Six Months Ended December 31, 2016	For the Six Months Ended December 31, 2015
Operating Expenses:
General and administrative	$698,403	$1,074,339
Research and development	120,275	125,788
Total operating expenses	818,678	1,200,127

Operating Loss	(818,678)	(1,200,127)

Other Expense
Interest expense, net	(24,246)	(9,897)

Loss Before Income Taxes	(842,924)	(1,210,024)
Provision For Income Taxes	800	800

Net Loss	$(843,724)	$(1,210,824)
Net loss per share – basic and diluted	$(0.19)	$(0.27)
Weighted average shares outstanding – basic and diluted	4,454,545	4,413,742

The accompanying notes are an integral part of these financial statements.

Stocosil Inc.
Statements of Stockholders' Deficit

	Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance at June 30, 2016	4,454,545	$445	$1,352,039	$(3,648,939)	$(2,296,455)

Net loss	-	-	-	(843,724)	(843,724)
Warrants expenses	-	-	239,349	-	239,349

Balance at December 31, 2016	4,454,545	$445	$1,591,388	$(4,492,663)	$(2,900,830)

The accompanying notes are an integral part of these financial statements.

Stocosil Inc.
Statements of Cash Flows

	For the Six Months Ended December 31, 2016	For the Six Months Ended December 31, 2015
Cash Flows From Operating Activities:
Net loss	$(843,724)	$(1,210,824)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Warrants expenses	239,349	109,334
Changes in operating asset and liabilities:
Prepaid expenses	3,444	(5)
Accounts payable	(1,400)	520
Accrued expenses	(12,993)	(62,358)
Accrued Interests	24,250
Income tax payable	800	800
Accounts payable and accrual - related party	467,757	91,926
Accrued Warrants	18,563
Net cash used in operating activities	(103,954)	(1,070,607)

Cash Flows From Financing Activities:
Proceeds from convertible debt	25,000	750,000
Net cash provided by financing activities	25,000	750,000

Net (decrease)/increase in cash and cash equivalents:	(78,954)	(320,607)
Cash and cash equivalents, beginning of period	115,340	1,346,636
Cash and cash equivalents, end of period	$36,386	$1,026,029

Supplemental disclosure information:
Income taxes paid	$800	$800

The accompanying notes are an integral part of these financial statements.

STOCOSIL INC.
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OPERATIONS

Stocosil Inc. (the “Company”) is a biotechnology company that focuses on marketing a fixed dose combination drug treating hypertension and hyperlipidemia in the United States, Canada, Japan, Taiwan, Australia and South America. The Company is also working on combining the drug (the “Product”) with a therapeutic drug monitoring technology from Autotelic Inc., an affiliated company, to develop a drug/device combination (the “Optional Product”) that will treat resistant hypertension.

The Company was incorporated on December 11, 2014, and is based in City of Industry, California. The Company has elected its fiscal year end on June 30.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United State of America (“GAAP”). The summary of significant accounting policies presented in Note 2 is designed to assist in understanding the Company’s financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Going Concern and Plan of Operations

In February and December 2015, the Company raised capital from its founders, and other individuals through a private placement under Regulation 506.  Capital was raised through the issuance of restricted shares in the amount of $1,003,400 as well as through private debentures in the amount of $1,466,000.  In April 2016, the Company raised in a private debentures in the amount of $116,000. And in July 2016, the Company received additional $25,000 for the private debentures. Management is actively seeking additional funding that will allow the Company to maintain operations for the next twelve months.

If the Company pursues additional clinical trials other than those planned for current product candidates, or if the Company adds additional product candidates prior to the end of 2016, the Company will need to raise additional capital. Also, to fund future operations to the point where the Company is able to generate positive cash flow from the sales or out-licensing of drug candidates, the Company will need to raise additional capital. The amount and timing of future funding requirements will depend on many factors, including the timing and results of development efforts, the potential expansion of current development programs, potential new development programs and related general and administrative support, as well as the overall condition of capital markets including capital markets for development-stage biopharmaceutical companies. Management anticipates that the Company will seek to fund operations through public and private equity and debt financings or other sources, such as potential collaboration agreements. The Company cannot assure that anticipated additional financing will be available on favorable terms, or at all. Although the Company was successful in obtaining financing through equity securities offerings in February 2015, December 2015, and June 2016, there can be no assurance that the Company will be able to do so in the future.

No assurance can be given that additional financing will be available when needed or that such financing will be available on terms acceptable to the Company. If adequate funds are not available, the Company may be required to delay or terminate expenditures for certain programs that it would otherwise seek to develop and commercialize. This would have a material adverse effect on the Company and would raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

STOCOSIL INC.
NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from such estimates under different assumptions or circumstances.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. There were no cash equivalent as of December 31, 2016 and June 30, 2016.

Embedded Conversion Feature

The Company has issued convertible instruments which contain embedded conversion features. The Company evaluates the embedded conversion feature within its convertible debt instruments under Financial Accounting Standards Board (“FASB”) Accounting Standards (“ASC”) 815-15, Embedded Derivatives, and ASC 815-40, Contracts in Entity’s Own Equity, to determine if the conversion feature meets the definition of a liability and therefore need to bifurcate the conversion feature and account for it as a separate derivative liability.

If the embedded conversion feature does not meet the definition of a liability, the Company evaluates the conversion feature under ASC 815-40 for a beneficial conversion feature at inception.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation- Stock Compensation. ASC 718 requires companies to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period.

Recent Accounting Pronouncements

There are no new accounting pronouncements issued or effective that had, or are expected to have, a material impact of the Company’s financial statements.

3. AGREEMENTS

Product Development, Licensing and Commercialization Agreement

In February 2015, the Company entered into a Product Development, License and Commercialization Agreement (the “Agreement”) with Daewoong Pharmaceuticals Co. Ltd. (“Daewoong”), a company incorporated under the laws of the Republic of Korea.  This Agreement shall remain in full force for a period of ten years from the first date of commercial sale of the Optional Product in any country. Thereafter, it will be automatically renewed on an annual basis unless either party gives a termination notice at least six months in advance of the renewal date of the Agreement.

In accordance with the Agreement, the Company is required to remit Daewoong payments in the amount of $4,900,000 upon the completion of certain milestones. In addition, the Company will pay Daewoong $1,000,000 upon the Company achieving aggregate net sales of $20,000,000.

STOCOSIL INC.
NOTES TO FINANCIAL STATEMENTS

3. AGREEMENTS (Continued)

Master Service Agreement

The company entered into a Master Services Agreement with a related party, Autotelic Inc. effective January 1, 2015.  This agreement states that Autotelic Inc. will provide business functions and services to the company and allows Autotelic Inc. to charge the company for these expenses paid on its behalf.

The agreement includes personnel costs allocated based on amount of time incurred and other services such as consultant fees, clinical studies, conferences and other operating expenses incurred on behalf of the company.

During the period commencing January 1, 2015 (the “Effective Date”) and ending on the date that Company has completed an equity offering of either common or preferred stock in which the gross proceeds therefrom is no less than $10,000,000 (the “Equity Financing Date”), Company shall pay Autotelic the following compensation: cash in an amount equal to the Actual Labor Cost (paid on a monthly basis), plus 100% markup of the actual labor cost by warrants for  shares of the Company’s common stock with a strike price equal to the fair market value of the Company’s common stock at the time said warrants are issued. The Company shall also pay Autotelic for the Services provided by third party contractors plus 20% mark up.

After the Equity Financing Date, the Company shall pay Autotelic a cash amount equal to the Actual Labor Cost plus 100% mark up of providing the Services and 20% mark up of providing the Services by third party contractors or material used in connection with the performance of the contracts, including but not limited to clinical trial, non-clinical trial, CMO, FDA regulatory process, CRO and CMC.

On June 18, 2015, the Company has issued 116,757 warrants to Autotelic Inc. for shares of the Company’s common stock with a strike price at $5.00, which is no less than the fair market value of the Company’s common stock at the time said warrants are issued, as partial consideration for the personnel services provided from January 1 to May 31, 2015. See Note 7.

On August 31, 2015, the Company has issued 33,621 warrants to Autotelic Inc. for shares of the Company’s common stock with a strike price at $5.00 which equals to the fair market value of the Company’s common stock at the time said warrants are issued, representing the 100% markup of the personnel services from June 1, 2015 to June 30, 2015.  See Note 7.

On November 17, 2015, the Company has issued 69,559 warrants to Autotelic Inc. for shares of the Company’s common stock with a strike price at $5.00 which equals to the fair market value of the Company’s common stock at the time said warrants are issued, representing the 100% markup of the personnel services from July 1, 2015 to October 31, 2015.  See Note 7.

On January 29, 2016, the Company has issued 63,484 warrants to Autotelic Inc. for shares of the Company’s common stock with a strike price at $5.00 which equals to the fair market value of the Company’s common stock at the time said warrants are issued, representing the 100% markup of the personnel services from November 1, 2015 to December 31, 2015.  See Note 7.

In addition, the Company incurred in the total amount of $134,213 and $353,896, for the actual service performed pursuant to the MSA for the six months ended December 31, 2016 and 2015, respectively. The total amount of service expense were $191,653 and $393,786 for the six months ended December 31, 2016 and 2015, among which $137,550 and $277,773 were expenses that had 20% markup, and the markup was $27,510 and $55,555 for the respective period.

STOCOSIL INC.
NOTES TO FINANCIAL STATEMENTS

3. AGREEMENTS (Continued)

Sublease Agreement

The Company entered into a Sublease Agreement with a related party, Autotelic Inc. effective January 1, 2015 to pay $1,000 per month for approximately 400 square footage rent in the City of Industry. The term is 22 months ending October 31, 2016 which includes all utilities. On October 31, 2016, the Company has executed the sublease agreement with Autotelic Inc. for additional twenty four (24) months from November 1, 2016 to October 31, 2018 with monthly payment in the amount of one thousand dollars ($1,000), payable on the first day of each month.

Rent expenses for the six months ended at December 31, 2016 and 2015 were $6,000 and $6,000.

The following is a schedule by year of future minimum lease payments required under the operating lease agreement:

Years ending June 30	Future minimum lease payments
2017	$6,000
2018	12,000
2019	4,000
Total	$22,000

4. RELATED PARTY TRANSACTIONS

ASC 850, Related Party Disclosures, requires that financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. A related party transaction includes a party or entity who can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Autotelic Inc. and Autotelic LLC, owns Stocosil Inc. 11.22 % and 36.48% respectively, are related parties of the Company because management of Autotelic Inc. and Autotelic LLC have significant influence on the management and operating policies of the Company.  Dr. Vuong Trieu, individually owns 59.77% of Autotelic Inc. 15.82% of Stocosil Inc. and 50% of Autotelic LLC, is considered to be a related party, that directly own and indirectly through one or more intermediaries, that control or are under common control with the reporting entity.

STOCOSIL INC.
NOTES TO FINANCIAL STATEMENTS

4. RELATED PARTY TRANSACTIONS (CONTINUED)

For the six months ended at December 31, 2016 and 2015, Autotelic Inc. paid operating expenses on behalf of the company. Costs were as follows:

	For the Six Months Ended December 31, 2016	For the Six Months Ended December 31, 2015

Personnel costs	$134,213	$353,896
Rent	6,000	6,000
Service expenses	191,653	393,787
Total	$331,866	$753,683

The total accounts payable and accrued liabilities owed to Autotelic as of December 31, 2016 and June 30, 2016 was $1,126,168 and $658,411. The remaining $627 and $323 included in the accounts payable and accrued liabilities balance as of December 31, 2016 and June 30, 2016 is payable due to Pyng Soon, the Company CEO and CFO.

For the warrants issued for 100% markup of the personnel cost, please refer to Note 3 Master Service Agreement.

The Company had issued convertible promissory notes in February 2015, $42,000 of which was to Pyng Soon. The convertible bear interest at 3% per annum and mature on January 31, 2017. Upon the completion of certain funding events, the Company has the right to convert the outstanding principal amount of this notes into shares of the Company’s common stock at $0.60 per share.

5. DEFERRED INCOME

In December 2016 and June 30, 2016 the Company had received an initial milestone payment of $75,000 from a pharmaceutical company for licensing rights of the Company's product after FDA approval. When FDA approval is given, this revenue will be recognized through the term of the license.

6. SHORT TERM DEBT

Convertible Notes Payable

In February 2015 the Company issued convertible promissory notes with an aggregated principal balance of $716,000 to multiple parties. Borrowings under each of these convertible notes bear interest rate at 3% per annum and mature on January 31, 2017. Upon the completion of certain funding events, the Company has the right to convert the outstanding principal amount of these notes into shares of the Company’s common stock at $0.60 per share. In December 2015, the Company issued convertible promissory notes with total principal amount of $750,000 to multiple parties. Borrowing under each of these convertible notes bear interest rate at 3% per annum and mature on January 31, 2017. Upon the completion of certain funding events, the Company has the right to convert the outstanding principal amount of these notes into shares of the Company’s common stock at $5 per share.

7. LONG TERM DEBT

Convertible Notes Payable

In April 2016, the Company issued convertible promissory note with an aggregate principal balance of $141,000 to multiple parties.  Borrowings under this convertible note bear interest at 3% per annum and mature on April 1, 2018.  Upon the completion of certain funding events, the Company has the right to convert the outstanding principal amount of this note into shares of the Company’s common stock at $8.00 per share. As of June 30, 2016, $116,000 borrowings under these notes were received. And $25,000 was received July 2016.

The Company analyzed the conversion option of the instruments for derivative accounting consideration under ASC 815-15 and noted none.

The Company also evaluated the instruments for consideration of any beneficial conversion features under ASC 815-40. The Company determined the beneficial conversion feature to be $0.

STOCOSIL INC.
NOTES TO FINANCIAL STATEMENTS

8. EQUITY

Common Stock

The company has filed the Amended Certificate of Incorporation, in June 2015, to the Delaware Secretary of State, increasing its authorized capital common stock from 10,000,000 shares to 75,000,000 shares.

In February 2015, 4,250,000 restricted shares of common stock were issued to the Company’s founders at $0.0008 per share, for total cash consideration of $3,400. The proceeds from the issuance of the restricted stock were received in February 2015.

In February 2015, the Company entered into a stock purchase agreement and issued 204,545 shares of common stock to one of its founders, a majority stockholder, in a private placement transaction, at $4.8889 per share for total proceeds of $1,000,000.

As a result of these issuances, the Company has 4,545,545 shares issued and outstanding as of December 31, 2016 and June 30, 2016, respectively.

Warrants

In February 2015, the Company issued a stock purchase warrant for 500,000 common shares to Daewoong Pharmaceutical Co., Ltd, a South Korea-based bioengineering company for cash consideration of $400, which was not received yet as of December 31, 2015, at an exercise price of $0.0008 per share. These shares shall be exercisable in whole or in part, during the term commencing from the submission of a New Drug Application, and will expire five years thereafter.

In March 2015, the Company issued a stock purchase warrant of 250,000 common shares to Kim Hun Tai, a Korean citizen, for cash consideration of $200, at an exercise price of $0.0008 per share. One third of these shares shall be exercisable on each anniversary date commencing March 7, 2015 for a three year period and the warrant will expire March 7, 2023.

On June 18, 2015, the Company has issued 116,757 warrants to Autotelic Inc. for shares of the Company’s common stock with a strike price at $5 which equals to the fair market value of the Company’s common stock at the time said warrants are issued, representing the 100% markup of the personnel services from January 1, 2015 to May 31, 2015.

On August 31, 2015, the Company has issued 33,621 warrants to Autotelic Inc. for shares of the Company’s common stock with a strike price at $5 which equals to the fair market value of the Company’s common stock at the time said warrants are issued, representing the 100% markup of the personnel services from June 1, 2015 to June 30, 2015.

On November 17, 2015, the Company has issued 69,559 warrants to Autotelic Inc. for shares of the Company’s common stock with a strike price at $5 which equals to the fair market value of the Company’s common stock at the time said warrants are issued, representing the 100% markup of the personnel services from July 1, 2015 to September 30, 2015.

On January 29, 2016, the Company has issued 63,484 warrants to Autotelic Inc. for shares of the Company’s common stock with a strike price at $5 which equals to the fair market value of the Company’s common stock at the time said warrants are issued, representing the 100% markup of the personnel services from October 1, 2015 to December 31, 2015.

Due to the relationship the Company has with Autotelic Inc. as described in Note 4, the Company treated the employees shared with Autotelic Inc. to be the equivalents as the Company’s own employees. Accordingly, the stock-based compensation for the personnel services are treated as stock-based compensation for employee services under ASC 718.

Using Black-Scholes to value these 283,421 warrants by a third party specialist, the Company amortized $ $189,474 and $104,236 in warrant expense for the six months ended December 31, 2016 and 2015 based on a 2-year vesting period, defined below, of the fair value of these warrants of $753,900.  This is based on the expectation that the Company will be able to get $10 million through an equity offering within 2 years of the issue date, which pursuant to the warrant agreement is the vesting period for the warrants. When the Company obtained an equity offering of $10 million, the Company will recognize the remaining unamortized expenses of $267,217 on the day the equity offering reached $10 million. Equity offering fall below $10 million, then the Company expects to have amortize warrant expense of $181,977 and $85,240 for June 30, 2017 and 2018. The purchase rights represented by this Warrant are exercisable by the Holder in whole or in part any time after the Company has completed an equity offering of either common or preferred stock in which gross proceeds is no less than $10 million and thereafter within 5 years after the exercise period. The main assumptions used in the Black-Scholes model include: dividend yield of 0%, average volatility of 75%, average risk free rate of 1.27%, and an expected term of 3.5 years.

In April 2016, the Company issued a stock purchase warrant of 37,500 common shares to Hok Shing Tang for service consideration of $99,750, at an exercise price of $5 per share. The Company had recognized a consultant fee of $49,875 for the six months ended December 31, 2016 and $49,875 for the year ended June 30, 2016 in accordance with ASC 505-50, Equity – Based Payments to Non-Employees. The fair value of the warrants was recorded based on the fair value of the warrants as warrants are a more reliable measurement than service cost.

STOCOSIL INC.
NOTES TO FINANCIAL STATEMENTS

9. COMMITMENTS AND CONTINGENCIES

Litigation

Because of the nature of the Company’s activities, the Company is subject to claims and/or threatened legal actions, which arise out of the normal course of business. Management is currently not aware of any pending lawsuits.

10. INCOME TAXES

As of December 31, 2016 and 2015, the Company accounts for income taxes using the asset and liability method.

Income tax expenses by jurisdiction consist of the following:

	For the Six Months ended December 31, 2016	For the Six Months ended December 31, 2015
Current
U.S. federal	$-	$-
U.S. state and local	800	800

Total current income tax expense	$800	$800

The Company recognizes the tax effects of transactions in the year in which such transactions enter into the determination of net income, regardless of when reported for tax purposes.  Deferred taxes are provided in the financial statements under ASC 740, Accounting for Income Taxes, to give effect to the resulting temporary differences which may arise from differences in the bases of fixed assets, depreciation methods, allowances, and start-up costs based on the income taxes expected to be payable in future years.

The components of the provision for income taxes consisted of the following:

	December 31, 2016	December 31, 2015

Current	$800	$800
Deferred taxes	(1,673,200)	(866,363)

Income tax provision	(1,672,400)	(865,563)
Valuation allowance	1,673,200	866,363

Total provision for income taxes	$800	$800

STOCOSIL INC.
NOTES TO FINANCIAL STATEMENTS

10. INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The Company’s total deferred tax liabilities at December 31, 2016 and 2015 were $0, respectively. The Company’s deferred tax assets consist of the tax effect of net operating loss (“NOL”) for U.S. Federal and state, which is estimated to be $3,904,784 and $2,021,851 at December 31, 2016 and 2015, respectively, and expiring in 2034 to 2035, respectively. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realizability.

The Company’s major tax jurisdictions are the United States and California. The Company is not currently under examination by any taxing authority nor has it been notified of an impending examination. These jurisdictions, along with the years still open to audit under the applicable statutes of limitation, are as follows:

Jurisdiction Tax Years

Federal 2014 – 2015

California 2014 – 2015

As of December 31, 2016, management believes the Company had no uncertain tax positions and no interest and penalties related to any uncertain tax positions.

11. SUBSEQUENT EVENTS

The convertible notes of $1,466,000 was matured on January 31, 2017. As of March 31, 2017, the Company did not make any payment to lender. And according to the agreement, the interest rate increased to 6% per annum.